November 15, 2023

Mr. John Kernan

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Wildermuth Fund - March 31, 2023 Annual Report Review

Dear Mr. Kernan:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) on September 19, 2023, with respect to the March 31, 2023 Annual Report for the Wildermuth Fund (the “Fund” or the “Registrant”) For your convenience, your comments have been summarized with responses following each comment.

SEC Accounting Comments:

1.	The staff has observed differences in valuations calculated and presented to Nasdaq as compared to what was reported in the Fund’s most recent annual report. The staff notes that there are material differences even after adjusting for the impact of taxes between the Fund’s calculated and audited March 31, 2023 NAVs. For example, the Fund’s Class I calculated NAV as of March 31, 2023 reported to Nasdaq was $12.10 per share as compared to an audited NAV of $10.04. Please explain the basis for the differences and the absence of disclosure discussing the differences in the annual report. In your response, to the extent that differences between the calculated and audited March 31, 2023 NAVs are attributable to valuation policies, distinguish between the impacts attributable to the investments valued at NAV as a practical expedient and other investments by position and where values were materially different, provide an explanation of the specific factors contributing to the differences and the considerations by the Valuation Committee to ensure the accuracy of fair value in the daily NAVs and the calculated 3/31 reported and audited NAVs.

The Registrant notes that the NAV reported in the Fund’s Annual Report incorporates fair value adjustments up until the audit issue date, which is 60 days after the Fund’s fiscal year-end of March 31, 2023. The difference between the calculated NAV at March 31 and the audited NAV is entirely attributable to changes in the fair value of the Fund’s private equity holdings. Wildermuth Advisory, LLC (the “Adviser”),1 the Fund’s prior investment adviser, had engaged Kroll, an independent third-party valuation agent, to provide valuation services with respect to the Fund’s investments. The Adviser engaged Kroll to provide updated valuation analyses as of March 31, however, the valuation analysis is not immediately available. After Kroll provides updated fair value measurements, the Adviser as Valuation Designee reviewed all underlying assumptions and then the fair value committee of the Adviser would formally consider, approve and adopt the updated values. The Kroll updated values were then included in the Fund’s audited financial statements.

1 Effective November 1, 2023, the Fund entered into an interim investment advisory with BW Asset Management, Ltd., an affiliate of Kroll.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928

Practus, LLP ● Karen.Aspinall@Practus.com ● Practus.com

2.	With respect to REACH Enterprises Inc., please provide details of the valuation methodology and inputs used to fair value investments in REACH Enterprises. Please explain how the significant reductions in fair value of common and preferred equities and increases in the general interest rate environment reconcile with the fair value of the 8% and 12% convertible notes held at the fiscal year end.

The valuation methodology for preferred and common equity is a market approach, which is heavily discounted based on the high-risk of early-stage company investment. The value is allocated to the various share classes utilizing an option-pricing model. The convertible debt is valued utilizing a scenario analysis with probabilities assigned to a qualified financing event and hold-to-maturity. The convertible note value at exit is then discounted back to present value based on rates of return provided by the August 2019 AICPA guide on the Valuation of Portfolio Company Investments of Venture Capital and Private Equity Funds and Other Investment Companies.

3.	Please provide details of the current valuations of REACH Enterprises or the disposal, maturity or restructuring of the investments.

The current valuation of REACH is based on the Kroll valuation analysis utilized in the March 31, 2023 audited financial statements. The Adviser, as the Valuation Designee, would review its fair value determinations and update a position’s fair value to the extent that the information available regarding the security materially changed since the last fair value determination. As there has been no new information available to the Adviser with respect to REACH since the March 31, 2023 valuation, the Adviser engaged Kroll to provide an updated valuation analysis as of September 30, 2023. The convertible notes have been extended from their original maturity date for another 12 months.

4.	To the extent not already addressed above, please provide a summary of the Fund’s Valuation Designee and Valuation Committee calculation of any back testing performed to compare valuation of investments with subsequent proceeds from disposal.

The Adviser, as Valuation Designee, reviewed the back testing procedures and calculations with the Fund’s Valuation Committee on a quarterly basis. In Q1 2023, the Fund’s investment in Peachtree Self-Storage was sold. This was an interest in a self-storage facility in Peachtree Corners, GA. A Letter of Intent (LOI) for this property was received by the company in Q3 2022, and the valuation of the Fund’s position was based on this LOI. As part of the LOI negotiation process, the sale price was reduced in late November. On December 1, 2022, the Adviser adjusted the valuation of the investment to take the new sale price into account. There was a minimal variance (approximately $15k) between the Fund’s fair value and proceeds from disposal due to the portfolio company’s working capital cash needs. This was the only private equity position that was sold in 2023.

5.	Please confirm the date or dates that entries were posted to the accounting records and reflected in the NAVs for current and deferred tax related to the tax years ended on December 31, 2022 and March 31, 2023.

The Fund had engaged a third-party service provider to assist in preparing the deferred tax liability, however those results were not available as of December 31, 2022. The March 31, 2023 deferred tax entry was made by the Fund’s accounting agent on June 9, 2023 for $3,056,352. The number was dependent on valuation of the Fund’s holdings, which was subject to top-side adjustments, which were delayed.

6.	Please provide details of any NAV error impact analysis, related share reprocessing and capital contributions paid or proposed to offset any adverse economic impacts to shareholders attributable to delays in recording income tax.

The NAV analysis is ongoing. The Fund will provide more information to the staff when available.

7.	Please provide an accounting analysis supporting the timing of recognition and measurement of the Fund’s corporate taxes pursuant to ASC 740. Please provide staff copies of supporting tax compliance tests and other evidentiary matter to support the determination for the three- and six- month periods ended March 31, 2022 and September 30, 2022, respectively, that the loss of RIC qualification status was more not “likely than not” to occur. This support should include copies of the reviews of uncertain tax positions prepared by the Fund pursuant to ASC 740 for these time periods and details of the determination regarding the Fund maintaining its RIC Subchapter M status.

With respect to the asset-diversification requirement, under Section 851(b)(3)2 of the Internal Revenue Code (the “Code”) the Fund must diversify its holdings so that, at the end of each quarter of each taxable year (i) at least 50% (the “50% Test”) of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, the securities of other regulated investment companies (“RICs”) and other securities, if such other securities of any one issuer do not represent more than 5% of the value of the Fund’s total assets (the “5% Test”) or more than 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of the Fund’s total assets is invested in the securities other than U.S. government securities or the securities of other RICs of (a) one issuer, (b) two or more issuers that are controlled by the Fund and that are engaged in the same, similar or related trades or businesses, or (c) one or more qualified publicly traded partnerships (all of these foregoing diversification tests shall be referred to as the “Diversification Tests”). In general, failing to satisfy the Diversification Tests means that the Fund would not be eligible to be treated as a RIC under the Code.

There are three important exceptions to the rules described above. First, under Section 851(d)(1), a fund that meets the requirements of the Diversification Tests at the close of any quarter shall not lose its status as a RIC because of a discrepancy during a subsequent quarter between the value of its various investments and such requirements unless such discrepancy exists immediately after the acquisition of any security or other property and is wholly or partly the result of such acquisition (the “Market Fluctuation Rule”). To illustrate the application of the Market Fluctuation Rule, assume that at the end of the quarter ending March 31 of a particular taxable year, a fund holds a position in the common stock of ABC, Inc. that represents 4.5% of the total value of that fund’s portfolio, meaning the ABC position is not subject to the 5% Test. Further assume that the fund buys no additional shares of ABC during the quarter ending June 30, but that during such quarter the market value of ABC doubles, such that now the ABC position is subject to the 5% Test and as a result the fund appears to fail the Diversifucation Tests. The effect of the Market Fluctuation Rule is to allow the fund in this instance to pass the Diversification Test since the reason for the apparent failure is the fluctuation in the value of the ABC position.

2 All section references are to the Internal Revenue Code.

Second, also under Section 851(d)(1), a fund that does not satisfy the Diversification Tests at the close of any quarter by reason of a discrepancy existing immediately after the acquisition of any security or other property which is wholly or partly the result of such acquisition during such quarter shall not lose its status for such quarter as a RIC if such discrepancy is eliminated within 30 days after the close of such quarter (then “30 Day Rule”) and in such cases it shall be considered to have met the requirements of the Diversification Tests at the close of such quarter. The typical way to take advantage of the 30 Day Rule is to sell or otherwise dispose of one or more positions such that following such sale(s), the fund satisfies the requirements of the Diversification Tests.

Finally, if a fund fails the Diversification Tests and the failure is not de minimis, the fund can cure failure if: (a) the fund files with the Treasury Department a description of each asset that causes the RIC to fail the Diversification Tests; (b) the failure is due to reasonable cause and not willful neglect; and (c) the failure is cured within six months (or such other period specified by the Treasury).  In such cases, a tax is imposed on the fund equal to the greater of: (a) $50,000 or (b) an amount determined by multiplying the highest rate of corporate tax (currently 21%) by the amount of net income generated during the period of diversification test failure by the assets that caused the fund to fail the Diversification Test.

Q1 2022

Robert Elwood (Practus Tax counsel) discussed the calendar quarter Q1 2022 IRS Test with the Adviser. Based upon facts provided by the Adviser, it was determined that the Fund was currently passing the IRS Test under the Market Exception Rule. Given the decrease in the Fund’s total assets (due to market conditions – repurchase of shares), the Fund was failing the 50% Test. However, under the Market Exception Rule, the Adviser determined, in consultation with tax counsel, that the Fund was in compliance with the Diversification Tests.

Q2 2022

For the calendar quarter Q2 2022, it was determined that the Fund was currently passing the Diversification Tests due to the Market Exception Rule. Given the decrease of the total assets of the Fund (due to market conditions), the Fund was failing the 50% Test. However, under the Market Exception Rule, the Adviser, in consultation with tax counsel, determined that the Fund was in compliance with the Diversification Tests based upon facts provided by the Adviser.

Q3 2022

The Fund had historically qualified as a RIC by complying with the provisions of the Code that are applicable to RICs. Due to lack of capital inflow and quarterly redemptions, the Fund could not pass the 50% Test. The Fund held several securities valued over 5% of gross fund assets and securities more than 10% of the outstanding voting securities of such issuer.

As of the periods ended March 31, 2022 and September 30, 2022, the Fund still believed and fully intended to qualify as a RIC by complying with the relevant provisions of the Code, including the Diversification Tests. If the Fund failed the Diversification Tests, it had a 6-month period to correct any failure without incurring a penalty if such failure is “de minimis.” But that would mean selling or otherwise redeploying positions so that the Fund would be in compliance, which would have been difficult at that time. As of (or around) October 15, 2022, it was determined that the Fund could not qualify as a regulated investment company because it had failed the Diversification Tests as of March 31, 2022 and could not qualify for any of the exceptions to those rules. As a result, the Adviser believed that the Fund must be taxed as a C-corporation, starting on March 31, 2022.

Upon determining that the Fund must be taxed as a C-corporation, the Fund then hired a third party service provider to assess and calculate the amount of tax the Fund owed due to its status as a C-corporation.

The diversification testing will be provided separately to the SEC staff.

8.	Please provide an analysis pursuant to Staff Accounting Bulletin No. 99 (entitled Materiality) and other staff pronouncements and guidance supporting the presentation of the impacts of the change in tax structure for the tax fiscal year ended December 31, 2022 in the audited financial statements, for the three-month perioded March 31, 2022 and the unaudited financial statement for the six-month period ended September 30, 2022.

As of October 15, 2022, the Fund no longer qualified as a RIC under Subchapter M of the Internal Revenue Code for the 2022 taxable year. The information needed to calculate the 2022 tax provision needed to be calculated and analyzed by a tax professional. The analysis was completed, and the tax provision was not provided to the Adviser until June 2023. Because of this lack of information, management decided not to apply a retroactive approach by restating the Fund’s financial statements.

9.	Please confirm that the tax implications of the recently approved Plan of Liquidation have been reflected in the daily NAVs, as applicable, and confirm the details including timing and amounts of tax entries made or anticipated to be made.

The Fund is currently in a net deferred tax liability position.  The primary driver of the net deferred tax liability is differences between the accounting basis and tax basis of the Fund’s investments. As of the filing of the 2022 U.S. Income tax returns, the Fund had a gross Federal net operating loss carryforward of $0.9M and did not have a Federal capital loss carryforward.  The deferred tax implications of the accounting basis and tax basis differences in the investments are analyzed and recorded quarterly.  As investments are divested, the Fund will analyze the tax implications, including any valuation allowance implications, and will align the recording of the tax impact with the recording of the associated realized gain/(loss).

10.	The staff notes that there is disclosure in the notes to the financial statements stating that the Fund is responsible for paying a tax and audit expense amounting to $150,000, which is deemed an extraordinary expense, which otherwise would be subject to waiver and reimbursement under the Expense Limitation Agreement. Please explain given the nature and complexity of the Fund’s investments, how these are considered to be extraordinary expenses under Item 27 of Form N-1A.

The Fund and the Fund’s Board of Trustees (the “Board”) considered the definition of “extraordinary expenses” as provided in Form N-1A and the applicable provision of the Operating Expenses Limitation Agreement dated December 12, 2014, between the Adviser and the Fund when considering the allocation of the tax provision expense. In particular, it was considered that the expense to rebuild the tax basis for each position of the Fund due to the Fund’s change in tax status was an extraordinary, one-time expense that would not recur. It was also considered that the expense was so unusual and complex in nature that the Fund’s accounting agent, which is a large, well-established fund administrator and accounting agent, was not able to provide this service to the Fund. Therefore, the Adviser had to identify another qualified service provider, with the appropriate expertise, to perform the complex calculations and other analyses that were required to determine the tax provision amounts. While it was determined that the initial expense to determine the tax bases of all the Fund’s positions was an extraordinary, one-time expense for which specialized expertise was required, subsequent tax provision work performed for the Fund has been approved by the Board, subject to the expense caps contained in the Expense Limitation Agreement.

11.	The Fund’s prospectus and SAI reference the ability to structure investments through wholly owned subsidiaries. Please confirm if any such structures have been used and explain how they’ve been accounted for in the Fund’s financial statements referencing applicable US GAAP regulation S-X or other regulatory or accounting guidelines.

The Fund has not used any wholly-owned subsidiaries for purposes of structuring investments.

12.	The prospectus states that the Adviser invests in a mix of liquid traditional equity and fixed income investments as well as less liquid alternative and non-traditional investments however the Fund has not been invested in liquid asset classes for an extended period of time. Please explain why these disclosures were appropriate given the almost exclusive mix of illiquid and restricted investments.

The Adviser sought to invest the Fund’s assets in accordance with the Fund’s prospectus. However, due to a number of circumstances, such as declining assets, consistently oversubscribed repurchase offers, economic realities of having to raise cash for redemptions or capital calls and lack of sales, it was forced to sell more liquid positions over time in order to meet the Fund’s obligations. The Adviser believed these circumstances would be temporary in nature. The Adviser took certain steps designed to change these circumstances, which is evidenced by, several attempts to raise capital by, for example, retaining a new sales force to seek to increase assets in the Fund. Unfortunately, its sales efforts were not successful, due to an extremely difficult labor market and turnover within the sales team. The Fund continued to lose assets through its repurchase offers due to over-subscriptions, which compelled the Adviser to sell more liquid holdings to raise cash to meet repurchase offers or meet capital calls for existing investments. These same set of circumstances continued to hamper the Adviser’s investment efforts as well as its ability to maintain assets in the Fund, and ultimately contributed greatly to the Adviser’s decision to recommend to the Board that it would be in the best interest of shareholders of the Fund that the Fund be liquidated.

13.	As an interval fund, the Board adopted a liquidity policy to ensure the Fund could meet its obligations to repurchase shares pursuant to tender offers. Please explain how the investment mix comprising almost exclusively of restricted and illiquid investments was consistent with the Fund’s liquidity policy.

The Fund adopted a policy regarding the liquidity needed for repurchase offers pursuant to Rule 23c-3 under the Investment Company Act of 1940. The Fund’s reduced liquidity has resulted primarily from the following: (i) despite extensive efforts to increase sales, the Fund has been unable to attract any meaningful inflows; (ii) the Fund’s repurchase offers have been consistently oversubscribed and (iii) the ongoing liquidity needs of underlying portfolio companies (capital calls). These circumstances have significantly impeded the Fund’s ability to maintain liquid assets in the Fund’s portfolio and ultimately contributed greatly to the Adviser’s decision to recommend to the Board that it would be in the best interest of shareholders of the Fund that the Fund be liquidated.

14.	The staff noted relatively large inflows into Class I shares during the fiscal year. Please explain the sources of these inflows. Please explain if the Fund is subject to shareholder concentration risk.

The inflows into Class I were principally due to exchanges from Class A and Class C into Class I shares. The Fund does not have any material shareholder concentration risk.

15.	Please confirm if payment-in-kind income (“PIK”) exceeded 5% of the total income and if applicable, please explain why this has not been stated separately and why the basis of recognition and measurement with respect to PIK interest was not included in the Notes to the Financial Statements.

The footnotes follow the rules outlined in Regulation S-X 210.12-12 – 14.  There was not a footnote in the Statement of Operations since the total amount of income attributed to these securities accounted for less than 5% of the Fund’s total investment income.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel